









PLEASE SIGN AND FAX TO: 702-433-1979

❑ OK to Print.

❑ OK to Print when the circled corrections/changes have been made.

❑ Please make the circled corrections/changes and fax/e-mail a new proof.

____
(SIGNATURE)

PLEASE IDENTIFY AND CIRCLE ALL CORRECTIONS NEEDED.

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT.
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA.

NUMBER

SHARES

BEST ENERGY
SERVICES, INC.

AUTHORIZED COMMON STOCK:
90,000,000 SHARES
PAR VALUE: $.001

CUSIP NO. 08651W 10 4

Countersigned & Registered
PACIFIC STOCK TRANSFER COMPANY
500 E Warm Springs Road, #240
Las Vegas, Nevada 89119
TRANSFER AGENT AND REGISTRAR

By: ______________

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

Fully paid and non-assessable shares of **BEST ENERGY SERVICES, INC.** Common Stock transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of Incorporation and By-laws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY

BEST ENERGY SERVICES, INC.
CORPORATE
Seal
NEVADA

PRESIDENT

#2-C • Copyright© 2005 / Reynolds Graphics, Inc. / Salt Lake City, Utah